Filed by Sanchez Computer Associates, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
Subject Company: Sanchez Computer Associates, Inc.
Commission File No. 0-21705

ON FEBRUARY 4, 2004, SANCHEZ COMPUTER ASSOCIATES, INC. DISTRIBUTED THE
FOLLOWING CORRESPONDENCE TO ITS CLIENTS VIA U.S. MAIL:

Dear Client,

I am sure you have seen the recent announcement concerning the merger between Sanchez and Fidelity National Financial Inc. (FNF). I wanted to contact you to provide you with some background to the partnership and to give you a sense of our plans going forward.

First, let me say that I believe this merger will provide significant benefits to our clients, our staff and our shareholders.

Fidelity National is a fortune 500 company and one of the leading suppliers to the financial services industry, generating $7.7 billion in revenue in 2003. With the inclusion of Sanchez, their information systems division will generate in excess of $1 billion of revenue.

As part of a bigger organization with broad spectrum of resources we will accelerate our vision of being a provider of industry leading online banking solutions. FNF will bring us enhanced market credibility and a strong foundation for stable & predicable growth.

One of the primary benefits that FNF saw in Sanchez was our strong technology and product focus. We will continue to enhance and maintain the Sanchez products and outsourced services in the future.

Equally, the management relationships you currently have with Sanchez will remain in place and we will work to integrate our existing management team within FNF.

The merger will provide both short and long-term benefits to our customers through enhanced capacity, resources and scale throughout all functional areas of the company.

I believe the Sanchez/FNF combination will be a real win-win for all our constituents and I look forward to helping your business grow profitably, with an even wider array of innovative products and solutions. I will continue to keep you updated as our plans crystallize, but meanwhile if you have any questions, please feel free to contact me at 610-296-8877 or via email at frank.sanchez@sanchez.com.

Regards,

/s/ Frank R. Sanchez
Frank R. Sanchez
Chief Executive Officer

Additional Information

        This announcement does not constitute an offer of any securities for sale. In connection with the proposed transaction, FNF and Sanchez will file a registration statement, proxy statement and prospectus with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained at Sanchez's website at www.sanchez.com and at FNF's website at www.fnf.com.

        In addition to the registration statement, prospectus, proxy statement, Sanchez and FNF file annual, quarterly and current reports, proxy statements and information with the SEC. You may read and copy any reports, statements or other information filed by Sanchez or FNF at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Sanchez and FNF filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

Cautionary Statement

        Certain statements in this announcement are 'forward-looking statements,' including statements regarding the timing and expected completion and benefits of the FNF acquisition of Sanchez. These statements are subject to a number of risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.